EXHIBIT 21.1

SUBSIDIARIES OF AGENUS INC.

Antigenics LLC., a Delaware limited liability company and a wholly-owned subsidiary of Agenus Inc.

Agenus Holdings 2024, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Agenus Inc.

Agenus Royalty Fund, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Agenus Inc.

Agenus West, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Agenus Inc.

Agenus UK Limited, a private limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Agenus Inc.

SaponiQx, Inc., a Delaware corporation and a majority-owned subsidiary of Agenus Inc.

MiNK Therapeutics, Inc., a Delaware corporation and a majority-owned subsidiary of Agenus Inc.

AgenTus Therapeutics Limited, a private limited company organized under the laws of England and Wales and a wholly-owned subsidiary of MiNK Therapeutics, Inc.